Exhibit 99.1

Convocation Notice of the 24th

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 24th ordinary general meeting of shareholders” (“Dai ni-jyu-yonkai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 24, 2016.

CAUTIONARY NOTES

Note 1:	This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated July 10, 2015 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:	This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:	The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

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TRANSLATION

June 3, 2016

TO OUR SHAREHOLDERS:
Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF

THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 24th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.

In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business hours (5:30 PM) on Thursday, June 23, 2016.

1.	Date and Time:	10:00 A.M., Friday, June 24, 2016

2.	Venue:	Bellesalle Kudan Event Hall
3rd floor, Sumitomo Fudosan Kudan Bldg.
1-8-10 Kudankita, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.	Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 24th term (from April 1, 2015 to March 31, 2016)
2.	Non-consolidated financial statements for the 24th term (from April 1, 2015 to March 31, 2016)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings

Item 2: Election of Four (4) Directors

Item 3: Election of Three (3) Company Auditors

Item 4: Payment of Retirement Allowances due to the Abolition of the Retirement Allowance Plan for Company Auditors

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

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(Attachment)

Business Report for the 24th Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business

During the fiscal year ended March 31, 2016 ("FY2015"), the Japanese economy has been seen weak, but on the track of a moderate recovery, as we saw recovery in corporate capital investments, improvements in corporate earnings and employment situation. With respect to future prospects, under the circumstances that employment and income situation show a trend toward improvement, the Japanese economy is expected to continuously recover, supported by the effects of the Government’s policies. However, we must keep an eye on uncertainties in overseas economies and effects of changes in financial markets, because there are downside risks to the Japanese economy by downturn in overseas economies.

For the ICT (*) related market where we belong to, in the context of changes of corporate information system such as widespread of cloud computing (*), expanding ICT usage in corporate activities and enhancing security awareness against information leakage, we expect demands for highly reliable network and systems to continually increase. For the consumer mobile related market, “inexpensive data communication and voice services with SIM cards (*)” provided by MVNO (*) have been rapidly popularized and expected to expand significantly continuously.

Under these market circumstances in FY2015, we continuously promoted strategies to incorporate outsourcing demands related to enterprises’ information network systems by offering highly reliable and value-added services, which are based on our Internet related technical skills and blue-chip customer base. As for cloud services, we developed and launched new service platform called “IIJ GIO Infrastructure P2 (*)” to incorporate enterprises’ demands to migrate their core systems and operation systems to cloud in November 2015. We see gradual accumulation in number of large-scale prospective transactions including Hybrid Cloud (*) projects. Although they tend to require some time to be considered and introduced, we expect continuous revenue growth in middle to long term. Cloud related revenue for FY2015 increased to JPY14.09 billion, as compared to the revenue of JPY12.26 billion for FY2014. As for security-related services, demands for security-related services and solutions such as countermeasure for Targeted (*) and DDoS (*) attacks is on the rise. We accumulated revenue of outsourcing services and systems integration based on our enhanced security-related technologies and service line-ups. In addition, we expanded our security service line-ups such as “Sandbox (*)” and keep focusing on developing services and businesses continuously. As for other network services for enterprises, with continuous demand for usage of our services, revenues steadily increased as well. As for systems integration, corporations’ motivation for IT investment has been continuously strong from the previous fiscal year and systems construction revenue increased by 3.5% year-on-year (“YoY”), and systems operation and maintenance revenue, monthly recurring revenue increased by 18.9% YoY. As for mobile services for consumer which we have been focusing on, inexpensive data communication and voice services with SIM cards became popular and we continued to significantly accumulate the number of subscription, mainly by strengthening sales channels and maintaining and improving a high level of customer satisfaction in communication quality of service continuously. In addition, as an MVNE (*), we promoted strategy to attract consumers by providing services to other companies. Trend for increase in number of subscription has become prominent due to increase in both number and business scale of MVNE partners. The total number of subscription at the end of FY2015 was approximately 1,228 thousand (increased by approximately 555 thousand from the end of FY2014) and mobile related services revenues increased from approximately JPY7.69billion for FY2014 to approximately JPY15.59 billion in FY2015. Regarding overseas businesses, revenues for FY2015 was approximately JPY5.26 (revenues for FY2014 was approximately JPY4.90) and operating loss for FY2015 was approximately JPY0.54 billion (operating loss for FY2014 was approximately JPY0.81 billion). In addition to the business development in the United States, Europe and Asia, we have established joint ventures, which provide cloud services in Indonesia and Thailand by means of the strategic partnership with prominent local business operators. In the progress of overseas businesses, we see some demands for constructing container type data center (*) and we received an order and proceeded on exporting container type data center to the Lao People’s Democratic Republic in FY2015. As new business developments, we’re enhancing our contents distribution business. We have provided various contents distribution (*) services from before, and in FY2015, we launched the world’s first live streaming service in high-resolution audio (*). We continue to strengthen contents distribution business in anticipation of expanding of the market including 4K (*) transmission provided by the Internet in middle term.

As a result, our FY2015 consolidated financial results were as follows. Total revenues were JPY140,648 million, up 14.3% YoY (JPY123,050 million for FY2014). Total cost of revenues was JPY115,993 million, up 14.9% YoY (JPY100,978 million for FY2014). Gross margin was JPY24,655 million, up 11.7% YoY (JPY22,072 million for FY2014) and gross margin ratio was 17.5%, down 0.4 points YoY. SG&A expenses was JPY18,515 million, up 8.9% YoY (JPY16,997 million for FY2014) mainly due to an increase in sales commission expenses related to mobile services and personnel-related expenses. Operating income was JPY6,140 million, up 21.0% YoY (JPY5,075 million for FY2014). Income before income tax expenses was JPY6,193 million, up 20.5% YoY (JPY5,139 million for FY2014) mainly due to an increase in operating income and dividend income from other investments. Net income attributable to IIJ was JPY4,038 million, up 21.6% YoY (JPY3,322 million for FY2014).

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[Network services]

Network services revenue was JPY79,296 million, up 14.9% YoY (JPY69,006 million for FY2014).

Revenues for Internet connectivity services for enterprise were JPY17,597 million, up 7.6% YoY (JPY16,350 million for FY2014), mainly due to an increase in mobile related services revenues. The number of our MVNE business clients continued to increase and their business volume also expanded. Revenues for Internet connectivity services for consumer were JPY15,256 million, up 85.5% YoY (JPY8,222 million for FY2014), mainly due to the significant revenue growth of “IIJmio High-speed Mobile/D services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards. WAN services revenues were JPY25,177 million, up 3.5% YoY (JPY24,326 million for FY2014). Outsourcing services revenues were JPY21,266 million, up 5.8% YoY (JPY20,108 million for FY2014), mainly by the increase in security-related services revenues.

Cost of Network Services revenue was JPY64,239 million, up 16.9% YoY (JPY54,932 million for FY2014). The increase was mainly due to an increase in cost related to mobile-related services along with the revenue growth. Also, there was an increase in depreciation and amortization which was mainly related to expansion and renewal of network equipment. Regarding NTT Docomo’s interconnectivity charge, the charge based on its FY2014 actual cost was revised on March 2016 and it decreased by 16.9% YoY.

Gross margin was JPY15,056 million, up 7.0% YoY (JPY14,073 million in FY2014) and gross margin ratio was 19.0%.

[Systems integration]

Systems integration revenues were JPY54,188 million, up 12.3% YoY (JPY48,237 million for FY2014).

Systems construction revenue, a one-time revenue, was JPY21,145 million, up 3.5% YoY (JPY20,437 million for FY2014). The increase was mainly due to an increase in systems construction projects and execution of several large-scale projects. Systems operation and maintenance revenue, a recurring revenue, was JPY33,043 million, up 18.9% YoY (JPY27,800 million for FY2014). The increase was mainly because many of accumulated systems construction projects have been shifted to the operation and maintenance. Also, the increase in “IIJ GIO Component Services” revenues contributed to the revenue growth.

Cost of systems integration revenues for FY2015 was JPY46,226 million, up 11.2% YoY (JPY41,562 million for FY2014). There were increases in outsourcing-related and personnel-related costs along with the increase in revenues, in purchasing-related costs along with the systems construction revenue increase, and in depreciation and amortization costs mainly along with the expansion of cloud services related facilities.

Gross margin was JPY7,963 million, up 19.3% YoY (JPY6,676 million for FY2014) and gross margin ratio was 14.7%.

Orders received for SI and equipment sales totaled JPY62,056 million, up 12.5% YoY (JPY55,149 million for FY2014). Orders received for systems construction and equipment sales were JPY25,764 million, up 15.9% YoY (JPY22,236 million for FY2014). Orders received for systems operation and maintenance were JPY36,292 million, up 10.3% YoY (JPY32,913 million for FY2014). Order backlog for SI and equipment sales as of March 31, 2016 amounted to JPY33,645 million, up 15.8% YoY (JPY29,053 million as of March 31, 2015). Order backlog for systems construction and equipment sales was JPY6,078 million, up 28.4% YoY (JPY4,734 million as of March 31, 2015). Order backlog for systems operation and maintenance was JPY27,567 million, up 13.4% YoY (JPY24,319 million as of March 31, 2015).

[Equipment sales]

Equipment sales revenues were JPY3,275 million, up 51.1% YoY (JPY2,167 million for FY2014), mainly due to an increase in selling mobile devices.

Cost of Equipment Sales revenues was JPY2,969 million, up 53.6% YoY (JPY1,932 million for FY2014) , mainly due to an increase in equipment sales revenues.

Gross margin was JPY307 million, up 30.6% YoY (JPY235 million for FY2014) and gross margin ratio was 9.4%.

[ATM operation business]

ATM Operation Business revenues were JPY3,889 million, up 6.8% YoY (JPY3,640 million for FY2014). As of March 31, 2016, 1,087 ATMs were in operation.

Cost of ATM Operation Business revenues was JPY2,559 million, up 0.3% YoY (JPY2,552 million for FY2014).

Gross margin was JPY1,330 million, up 22.2% YoY (JPY1,089 million for FY2014) and gross margin ratio was 34.2%.

[Business segments]

In business segments results, revenues for network services and systems integration business segment were JPY137,142 million, up 14.5% YoY (JPY119,819 million for FY2014) and operating income was JPY5,128 million, up 18.3% YoY (JPY4,335 million for FY2014). As for ATM operation business, revenues were JPY3,889 million, up 6.8% YoY (JPY3,640 million for FY2014) and operating income was JPY1,149 million, up 29.6% YoY (JPY886 million for FY2014).

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(2) Capital Expenditures

Capital expenditures (including capital leases) for FY2015 were JPY14,812 million (JPY11,835 million for FY2014). There were acquisition of equipment for the expansion and improvement of existing network facilities and investment in facilities for cloud service related facilities.

(3) Financing

There is nothing to report on this subject.

(4) Transfers of Business, Split-offs or Spin-offs

There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies

There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions

There is nothing to report on this subject.

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies

There is nothing to report on this subject.

(8) Issues that the Group Faces

We recognize there are various issues to grow our business as follows: It is very important for our growth to develop and invest in services and businesses continuously as well as to expand our ICT service line-ups in a timely and appropriate manner that meet demands of enterprise customers. Stronger cooperation between engineering and sales divisions is indispensable to realize it. To strength revenue growth, enhancement of enterprise sales forces, both direct and indirect function is important. As for consumer business, expansion of sales channel as well as improvement of public recognition is important as well. We need to hire talented human resources and develop their skills continuously. Also, we continue to reinforce management of business investment to improve our operating margin as well as revenue growth.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income

(JPY thousands except per share data)

	21st fiscal Year	22nd fiscal Year	23rd fiscal Year	24th fiscal Year
	FY2012	FY2013	FY2014	FY2015
Revenues	106,248,486	114,272,351	123,050,115	140,648,008
Operating income	7,752,642	5,723,312	5,075,238	6,140,354
Net income attributable to IIJ	5,300,654	4,442,237	3,322,081	4,038,282
Basic net income attributable to IIJ per share	JPY130.76	JPY100.26	JPY 72.31	JPY 87.88
Total assets	82,111,266	103,866,575	108,705,315	117,834,904
Total IIJ shareholders’ equity	37,606,775	59,912,185	62,504,402	64,845,207
IIJ shareholders’ equity per share	JPY927.72	JPY1,304.17	JPY 1,360.50	JPY 1,411.13

(Notes)

1. IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2. Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

3. IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.

4. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and IIJ shareholders’ equity per share for the 21st fiscal year have been adjusted respectively, as if the stock split was conducted at the beginning of the 20th fiscal year.

5. IIJ issued common stock by way of public offering in July, 2013 and third-party allotment in connection with secondary offering of shares by way of over-allotment in August, 2013. As a result of these, the total number of shares issued increased by 5,400,000 shares and total IIJ shareholders’ equity increased by JPY17,271 million.

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(10) Items of the Principal Parent Companies and Subsidiaries

Major Subsidiaries

Name of company	Common stock (Unit : thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	JPY75,000	100.0%	R&D for the next generation Internet
IIJ Engineering Inc. (“IIJ-EG”)	JPY400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
IIJ Global Solutions Inc. (“IIJ-GS”)	JPY490,000	100.0%	Provision of network services and systems integration
Trust Networks Inc. (“Trust Networks”)	JPY100,000	79.5%	Operation of ATMs and ATMs networks
Net Chart Japan, Inc. (“Net Chart”)	JPY55,000	100.0%	Development and construction of networks, operation and maintenance of networks and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	JPY240,000	100.0%	Provision of Internet connectivity services for consumer
RYUKOSHA NETWARE Inc. (“RYUKOSHA”)	JPY10,000	100.0%	Provision of human resources outsourcing services for systems operation and service support
IIJ America Inc. (“IIJ-A”)	USD10,460	100.0%	Provision of network services, systems integration and other related services in the U.S.
IIJ Europe Limited (“IIJ-Europe”)	GBP143	100.0%	Provision of network services, systems integration and other related service in Europe
IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-GS SGP”)	SGD4,395	(49.6%) 100.0%	Provision of network services, systems integration and other related service in Singapore
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD9,150	(100.0%) 100.0%	Provision of network services, systems integration and other related service in China

(Notes) Ownership percentage in brackets above represents indirect ownership.

As of the end of FY2015, the number of consolidated subsidiaries was 15 and the number of equity-method investees was eight (8).

(11) Major Business Lines

Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

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(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-EG	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Sapporo-shi , Nagoya-shi and Fukuoka-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
hi-ho	Headquarters	Chiyoda-ku, Tokyo
RYUKOSHA	Headquarters	Chuo-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ-Europe	Headquarters	London, the United Kingdom
IIJ-GS SGP	Headquarters	Singapore
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees as of the end of FY2015	Change from the end of FY2014
2,980	+145

(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)

Mizuho Bank, Ltd.	2,500,000
Sumitomo Mitsui Banking Corporation	2,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,500,000
Mitsubishi UFJ Trust and Banking Corporation	1,500,000

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2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 46,711,400shares (Including treasury stock: 758,709 shares)

(3) Number of shareholders at the end of FY2015: 7,836

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio
Nippon Telegraph and Telephone Corporation	10,095,000	22.0%
GOLDMAN, SACHS & CO. REG	2,694,687	5.9%
NTT Communications Corporation	2,040,000	4.4%
ITOCHU Techno-Solutions Corporation	1,952,000	4.2%
Koichi Suzuki	1,813,900	3.9%
MSCO CUSTOMER SECURITIES	1,638,613	3.6%
Japan Trustee Services Bank, Ltd (Trust account)	1,461,900	3.2%
The Dai-ichi Life Insurance Company, Limited	1,273,000	2.8%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	1,016,198	2.2%
KS Holdings Inc.	810,000	1.8%

(Notes)

1. Shareholding ratio is calculated by deducting treasury stock from total number of shares issued.

2. THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

3. KS Holdings Inc., a wholly owned and controlled by Mr. Koichi Suzuki, is a joint holder of Mr. Koichi Suzuki.

4. Joho Capital, L.L.C. (“Joho”) filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on November 12, 2015. According to the filing, Joho Capital, L.L.C. owned 3,406,800 shares of common stock of IIJ as of November 12, 2015, representing 7.4% of the total at that point. Since then, we have not recognized any filings by Joho. Their holdings were not verified based on the shareholder record as of March 31, 2016, therefore, Joho and their holdings are not included in the above list.

(5) Other important matters regarding shares

There is nothing to report on this subject.

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3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights outstanding	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	107	Common Stock 21,400 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	104	Common Stock 20,800 shares	JPY 318,562	JPY 1	From July 14, 2012 to July 13, 2042
#3 Stock Acquisition Rights	July 11, 2013	78	Common Stock 15,600 shares	JPY 647,000	JPY 1	From July 12, 2013 to July 11, 2043
#4 Stock Acquisition Rights	July 10, 2014	117	Common Stock 23,400 shares	JPY 422,600	JPY 1	From July 11, 2014 to July 10, 2044
#5 Stock Acquisition Rights	July 13, 2015	151	Common Stock 30,200 shares	JPY 369,200	JPY 1	From July 14, 2015 to July 13, 2045

(Notes)

1. A person granted the stock acquisition rights may exercise his or her rights only within ten days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right

After adjustment : 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or as of the End of FY2015

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	71	Common Stock 14,200 shares	4 Directors 71
#2 Stock Acquisition Rights	59	Common Stock 11,800 shares	4 Directors 59
#3 Stock Acquisition Rights	52	Common Stock 10,400 shares	5 Directors 52
#4 Stock Acquisition Rights	77	Common Stock 15,400 shares	5 Directors 77
#5 Stock Acquisition Rights	100	Common Stock 20,000 shares	7 Directors 100

(Notes)

1. In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.

2. There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2015.

3. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right

After adjustment : 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2015

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#5 Stock Acquisition Rights	51	Common Stock 10,200 shares	11 Executive Officers 51

(Note) Except the above, there are no stock acquisition rights granted to IIJ employees, or others during FY2015.

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4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Chairman and Representative Director	Koichi Suzuki

CEO

[Important concurrent posts]

Director of IIJ-GS

President and Representative Director of IIJ-EG

Chairman and Representative Director of hi-ho

Chairman of the Board of IIJ-A

President and Representative Director of Internet Multifeed Co.

President and Representative Director	Eijiro Katsu	COO [Important concurrent posts] Outside Company Auditor of The Yomiuri Shimbun
Senior Managing Director	Hideshi Hojo	Director in charge of Asian Business Development
Senior Managing Director	Takeshi Kikuchi	Executive division Director in charge of Busines Unit
Managing Director	Akihisa Watai	CFO Division Director of Finance Division
Managing Director	Tadashi Kawashima	Deputy executive Division Director of Business Unit
Director	Junichi Shimagami	CTO Division Director of Network Division
Director	Yasurou Tanahashi	Outside Director of SAN HOLDINGS, Inc.
Director	Junnosuke Furukawa	Honorary Consultant of Furukawa Electric Co., Ltd. Director Advisor of Furukawa Ringyo Co.,Ltd.
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Toshinori Iwasawa	President and Representative Director of IIJ Global Solutions Inc.
Director	Tadashi Okamura	Advisor of Toshiba Corporation Outside Director of IHI Corporation
Director	Hiroki Watanabe	Chairman of The Japan Telecommunications Welfare Association
Full-time Company Auditor	Kazuhiro Ohira
Full-time Company Auditor	Chiaki Furuya
Company Auditor	Masaki Okada	Attorney at law, Partner of Ishii Law Office
Company Auditor	Masaaki Koizumi	Japanese Certified Public Accountant, Koizumi CPA office Outside Company Auditor of Tsukui Corporation Outside Company Auditor of K.R.S. Corporation

(Notes)

1. Business in charge or representatives of other organizations is stated as of March 31, 2016

2. Directors who assumed or left offices during the fiscal year ended March 31, 2016, are as followed:

Assumption of office: On June 26, 2015

Director: Tadashi Kawashima

Director: Junichi Shimagami

Director: Tadashi Okamura

Director: Hiroki Watanabe

Retirement of office: On June 26, 2015

Director: Hitoshi Imafuku

Resignation of office: On June 26, 2015

Director: Takamichi Miyoshi

Director: Takashi Hiroi

3. Yasurou Tanahashi, Junnosuke Furukawa, Shingo Oda, Tadashi Okamura and Hiroki Watanabe are outside directors, defined in Item 15, Article 2 of the Corporation Law of Japan.

4. Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.

5. Outside directors, Yasurou Tanahashi, Junnosuke Furukawa, Shingo Oda and Tadashi Okamura, and outside company auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.

6. Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting

7. Relationship between IIJ and those companies that our Directors hold important concurrent posts.

・There is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions.

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(2) Executive Officers (As of April 1, 2016)

Name	Title	Principal position
Kazuhiro Tokita	Senior Executive Officer	Division Director of Financial System Business Division
Masayoshi Tobita	Managing Executive Officer	Division Director of Administrative Division
Kiyoshi Ishida	Managing Executive Officer	Division Director of Network Division
Naoshi Yoneyama	Managing Executive Officer	Division Director of Corporate Planning Division
Makoto Ajisaka	Managing Executive Officer	Division Director of Service Product Business Division
Yoshikazu Yamai	Managing Executive Officer	Division Director of Service Infrastructure Division
Yasumitsu Iizuka	Executive Officer	Deputy Executive division Director of Business Unit
Koichi Maruyama	Executive Officer	Division Director of Global Business Division
Naoya Kaihara	Executive Officer	Division Director of West Japan Business Division
Seiji Okita	Executive Officer	Division Director of Outsourcing Division
Masakazu Tachikui	Executive Officer	Division Director of Cloud Division
Masami Kawamata	Executive Officer	General Manager of Accounting Department

(Note) Masami Kawamata was appointed as an Executive Officer of the Company on April 1, 2016.

(3) Total Remuneration to Directors and Company Auditors

14 Directors: JPY 310,687 thousand (including JPY 18,900 thousand for 5 outside directors)

4 Company Auditors: JPY 33,921 thousand (including JPY 16,400 thousand for 3 outside company auditors)

(Notes)

1. The amounts of above remunerations include JPY 2,000 thousand for the reserve of accrued company auditors’ retirement benefits.

2. The amounts of above remunerations include JPY 35,603 thousand as compensation-type stock options granted to full-time inside directors (not including part-time and outside directors) for duties performed during FY2015.

3. It was resolved that the yearly amount of remuneration, etc. (including bonus) for Directors was to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

11

(4) Outside Directors and Company Auditors

(i) Important concurrent offices of executive director and outside director at other companies

This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

Position	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 12 of the 14 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended all 14 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended all 14 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Tadashi Okamura	Attended all 10 of the board of directors meetings held during the fiscal year after assumption of office on June 26, 2015 and made necessary remarks in deliberations.
Director	Hiroki Watanabe	Attended 9 of the 10 board of directors meetings held during the fiscal year after assumption of office on June 26, 2015 and made necessary remarks in deliberations.
Company Auditor	Kazuhiro Ohira	Attended all 14 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 17 of the board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Masaki Okada	Attended 12 of the 14 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 15 of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Masaaki Koizumi	Attended 13 of the 14 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 16 of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note) The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Corporation Law of Japan.

(iii) Outline of liability limitation contracts

The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Corporation Law of Japan. The agreements stipulates that in the event outside directors and company auditors have acted in good faith and without gross negligence, the outside directors and company auditors liability to the Company shall be limited to JPY 10 million or the minimum amount of liability stipulated under Article 427, Section 1 of the Corporation Law, whichever is higher.

(iv) Total amount of compensations received from the subsidiaries

There is nothing to report on this subject.

12

5. Accounting Auditor

(1)	Name of Accounting Auditor:

   Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for FY2015

(i)Remuneration for accounting auditor for FY2015	JPY 111,000 thousand
(ii)Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 127,000 thousand

(Note)

1.	The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits and quarterly reviews, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Corporation Law of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB, the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan and respond to comment letter from SEC (U.S. Security and Exchange Commission) according to audits performed for the financial statement with the standards of the PCAOB.
2.	The Board of Company Auditors evaluated the audit plan, the status of performance of duties and basis for the calculation of the estimated amount of remuneration as well as the validity of those matters prepared by the Accounting Auditor, using the “Practical Guidelines for Cooperation with Accounting Auditors” released by Japan Corporate Auditors Association as a guide and expressed agreement that specified in Article 399, Paragraphs 1 and 2 of the Corporate Law.

(3) Non-audited operations

There is nothing to report on this subject.

(4) Policy for Dismissal or Refusal to Rehire an Accounting Auditor

An accounting auditor should be decided comprehensively by considering various factors, including the ability, the organization and team (including the auditing team), the performance of duties, the quality of audits and the independency.

If the Board of Company Auditors evaluates that the accounting auditor doesn’t meet the above-stated various factors or violates acts against the Corporation Law, Certified Public Accountant Law and other related laws or acts, or makes the Company lose a relationship of mutual trust and determines to dismiss or refuse to rehire an accounting auditor, the Company will consider to do so.

13

6. Basic Systems and Policies of the Company

(1) Systems for securing the appropriateness of business

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties

(1)	The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others. The company will disseminate those regulations to officers and employees, and conduct periodic education.
(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)	The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.
(4)	An Office of Internal Audits under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.
(5)	For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, Outside Directors, Executive Officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for preserving and managing information related to the execution of duties by Directors

(1)	Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.
(2)	The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Company Auditors and others without delay.
(3)	The duties related to the above fall under the jurisdiction of a director or an executive officer in charge of information security and a director or an executive officer in charge of document management of the Company.

3. Regulations governing risk management and other systems

(1)	The Director that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.
(2)	For certain risk categories, a Evaluation Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)	An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for ensuring the efficient execution of duties by Directors

(1)	A business plan for each fiscal year will be formulated in line with management objectives, and each business organization will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.
(2)	As for management, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.
(3)	In the execution of daily duties, authority will be delegated based on the scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.
(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as Outside Directors.

14

5. Systems for ensuring the proper operation of corporate groups consisting of the Company and its Subsidiaries

(1)	Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.
(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.

6. Providing employee to assist Company Auditors, securing those employees’ independence from directors and effectiveness of company auditors’ instruction to those employees

(1)	The Company establishes Internal Auditing Office under direct control of President and assigns to the Office as the full-time basis. These employees work closely with the Company Auditors to reflect their opinions on the Company’s internal audit plan.
(2)	The selection, appointment, and transfer of employee assigned to the Internal Auditing Office should be conducted with full consideration of the opinions from the Board of Company Auditors.
(3)	Other than above, it will be consulted and decided with the Board of Company Auditors as for assignment of employees who assist the Company Auditors and arrangement to ensure effectiveness of the Company Auditors’ instruction to these employees.

7. Systems that directors and employees of the Company and its subsidiaries make a report to the Company Auditors, and systems preventing the person who makes report to the Company Auditor from being disadvantageously treated due to such report

(1)	In accordance with the provisions of the Board of Company Auditors, Directors and employees will report and provide information upon or periodically the Company Auditor’s request.
(2)	Company Auditors will be a member of panel such as Disclosure Committee that makes the important decision-making.
(3)	The Board of Company Auditors is a liaison for the Whistle-blower System of the Company and the Whistle-blower System is applied for the Company and its subsidiaries. Whistle-blower will be safely protected and kept secret, and it is prohibited that the Company disadvantageously treats that person whether the whistleblowing is anonymous or not

8. Policies on prepaid expenses for the execution of the duties of the Company Auditors, on expenses for procedures for repayment and execution of other relevant duties, or on debt processing

The Company will establish budget for the Board of Company Auditors for the execution of their duties every year, and will listen to Company Auditors’ opinion.

9. Other systems for ensuring effective Company Auditors’ audits

(1)	In order to ensure that the Board of Company Auditors can properly execute their duties, the necessary external experts will be retained.
(2)	To preserve the independence of the Accounting Auditors, the Company and its subsidiaries are not allowed to receive specific non-auditing services from the Accounting Auditors (including the person related the Accounting Auditors). When the Company and its subsidiaries receive auditing or auditing related services, it should be needed to have pre-approval from the Board of Company Auditors.
(3)	One or more financial expert will be appointed to member of the Board of Company Auditors.

(2) Status of systems for ensuring the appropriateness of business activities

Business activities by directors and employees of the Company and its subsidiaries are governed by the Code of Ethics, the Basic Rules for Internal Control and etc. which regulate the entire corporate groups. The Board of Directors of the Company consists of 13 directors, including 5 outside directors and daily oversight and supervision on the business execution are carried by means of ordinary (monthly) and extraordinary meetings of the Board of Directors, management meetings and etc. Subsidiaries are properly managed through necessity reports and discussion based on the subsidiary management regulations, which are the basic policy of subsidiary management.

As for risk management, such as information security and business continuity risks, an Evaluation Committee is established to evaluate those risks and to develop countermeasures for certain risk categories.

The Board of Company Auditors consist of 4 company auditors, including 3 outside company auditors. Oversights on business execution are carried by means of daily business audits by Full-time Company Auditor, ordinary (monthly) and extraordinary meetings of the Board of Company Auditors and etc. Furthermore, the Board of Company Auditors is in charge of overseeing conflict-of-interest transactions with accounting auditors and operating the Whistle-blower System over financial reporting for the entire corporate groups. We have placed an Internal Auditing Office which consist of 3 members including a manager. They plan and perform audits to the Company and its subsidiaries based on internal audit plan. Results for the audit are periodically reported to the Board of Company Auditors and close cooperation is made with the Company Auditors.

Other than above, in order to maintain adequate disclosure, the Company has established the Disclosure Committee which consists of directors, executive officers and company auditors based on the Code of Information Disclosure and verifies appropriate and sufficient disclosure.

(3) Basic Policy on Control of the Company.

There is nothing to report on this subject.

15

(Reference)

Glossary

1. ICT

Information and Communication Technology (ICT) is a general term of technologies in relation to hardware, software, system and data communication used for information communication by computer.

2. Cloud Computing

Cloud Computing is a type of service that enables customers to use computing resources over the Internet rather than having local servers or personal devices by their selves to handle applications.

3. MVNO

Mobile Virtual Network Operator (MVNO) is a company that provides mobile phone services by using other company's mobile infrastructure without owning its mobile infrastructure.

4. Inexpensive data communication and voice services with SIM cards

Inexpensive data communication and voice services with SIM cards are mainly provided by MVNO. Normally, charge for use of the service is lower than major careers’ charge as there are some restrictions such as upper limitation of communication traffic usage.

5. IIJ GIO Infrastructure P2

IIJ GIO Infrastructure P2 is a next-generation cloud service which is provided as new service platform. Conventional services offered public cloud for unspecific large number of users and private cloud for specific users separately. IIJ GIO Infrastructure P2 offers public could with high processing performance and reliable private cloud, which enables users to select the optimal combination.

6. Hybrid Cloud

Hybrid Cloud is a composing operating concept of two or more clouds (private, public and on premises) bound together.

7. Targeted attacks

Targeted attack is a kind of cyber-attacks, which targets a specific company or organization and obtains their information etc.

8. DDoS attacks

Distributed Denial of Service (DDoS) attack is a kind of cyber-attacks, which is a type of Denial of Service (DOS) attack launched from multiple connected devises that are distributed across the Internet. DDoS attacks tend to target a particular site, saturate it with huge volumes of traffic and attempts to make the site unavailable.

9. Sandbox

Sandbox is a security technique whereby files attached to emails are executed within a secure virtual environment, and suspicious files are detected based on observing the files' behavior.

10. MVNE

Mobile Virtual Network Enabler (MVNE) is a company that provides mobile virtual network operators (MVNOs) for mobile infrastructure and related services to enable their MVNO businesses.

11. Container type data center

Container type data center is a data center utilizing container-modules with outside-air conditioning systems.

There are advantages such as reduction in construction period, cost, scalability, dispersion of risk and space and energy savings compared to incumbent building-type data centers.

12. Contents distribution

Contents distribution is to distribute data such as music and motion video through the Internet.

13. High-resolution audio data

High-resolution audio data is an audio data with high resolution. It has massive volume of data compared to CD audio, and allows user to enjoy the sound with high quality which is close to the original sound.

14. Streaming Services

Streaming Services are services that enable users to play the contents, such as music or video, concurrently while down-loading the content data fully.

15. 4K

4K is a technology to display video with high-resolution. It nearly has four times resolution larger than of full-high vision technology.

16

Consolidated Balance Sheet

As of March 31, 2016

(Unit: JPY thousands)

CURRENT ASSETS:
Cash and cash equivalents	19,569,095
Accounts receivable, net of allowance for doubtful accounts of JPY 74,229 thousand	23,746,683
Inventories	2,003,573
Prepaid expenses	4,769,988
Deferred tax assets – current	1,481,651
Other current assets, net of allowance for doubtful accounts of JPY15,693 thousand	1,834,951
Total current assets	53,405,941

INVESTMENTS IN EQUITY METHOD INVESTEES	2,979,652
OTHER INVESTMENTS	5,948,741
PROPERTY AND EQUIPMENT – Net	34,324,150
GOODWILL	6,169,609
OTHER INTANGIBLE ASSETS – Net	3,549,459
GUARANTEE DEPOSITS	3,084,681
DEFERRED TAX ASSETS – Noncurrent	224,316
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	2,444,848
PREPAID EXPENSES – Noncurrent	4,987,193
OTHER ASSETS, net of allowance for doubtful accounts of JPY61,593 thousand	716,314
TOTAL	117,834,904

CURRENT LIABILITIES:
Short-term borrowings	9,250,000
Capital lease obligations – current	3,954,386
Accounts payable – trade	13,906,703
Accounts payable – other	1,497,767
Income taxes payable	1,078,412
Accrued expenses	2,932,653
Deferred income – current	2,528,885
Other current liabilities	917,300
Total current liabilities	36,066,106
CAPITAL LEASE OBLIGATIONS – Noncurrent	7,779,367
ACCRUED RETIREMENT AND PENSION COSTS – Noncurrent	3,581,426
DEFERRED TAX LIABILITIES – Noncurrent	710,055
DEFERRED INCOME – Noncurrent	3,092,562
OTHER NONCURRENT LIABILITIES	1,261,413
Total liabilities	52,490,929

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
IIJ stockholders’ equity:
Common stock – authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016	25,509,499
Additional paid-in capital	36,059,833
Retained earnings	2,471,276
Accumulated other comprehensive income	1,196,669
Treasury stock – 758,709 shares held by the company at March 31, 2016	(392,070)
Total IIJ shareholders' equity	64,845,207
NONCONTROLLING INTERESTS	498,768
Total equity	65,343,975
TOTAL	117,834,904

17

Consolidated Statement of Income

From April 1, 2015 through March 31, 2016

(Unit: JPY thousands)

REVENUES:
Network services:
Internet connectivity services (enterprise)	17,597,343
Internet connectivity services (consumer)	15,255,596
WAN Services	25,176,730
Outsourcing services	21,265,895
Total	79,295,564
Systems integration
Systems construction	21,144,677
Systems operation and maintenance	33,043,669
Total	54,188,346
Equipment sales	3,275,220
ATM operation business	3,888,878
Total revenues	140,648,008
COST AND EXPENSES:
Cost of network services	64,239,600
Cost of systems integration	46,225,629
Cost of equipment sales	2,968,711
Cost of ATM operation business	2,558,883
Total cost	115,992,823
Sales and marketing	10,588,887
General and administrative	7,470,746
Research and development	455,198
Total cost and expenses	134,507,654
OPERATING INCOME	6,140,354
OTHER INCOME (EXPENSE):
Dividend income	93,054
Interest income	27,587
Interest expense	(241,057)
Foreign exchange losses	(71,270)
Net gain on sales of other investments	23,765
Impairment of other investments	(14,729)
Other – net	235,630
Other income (expense) – net	52,980
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	6,193,334
INCOME TAX EXPENSE	2,183,531
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	180,219
NET INCOME	4,190,022
LESS:NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(151,740)
NET INCOME ATTRIBUTABLE TO IIJ	4,038,282

18

Consolidated Statement of Shareholders' Equity

From April 1, 2015 through March 31, 2016

(Unit: JPY thousands)

	Total Equity	IIJ Shareholders’ Equity
		Retained earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock
BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	25,499,857
Subsidiary stock issuance	3,692
Issuance of common stock upon exercise of stock options	10			9,642
Stock-based compensation	55,337
Comprehensive income:
Net income	4,190,022	4,038,282
Other comprehensive income (loss), net of tax	(738,022)		(741,980)
Payment of dividends	(1,010,844)	(1,010,844)
BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	25,509,499

	IIJ Shareholders’ equity		Noncontrolling Interests
	Treasury Stock	Additional Paid-in Capital
BALANCE, MARCH 31, 2015	(392,070)	36,014,128	339,378
Subsidiary stock issuance			3,692
Issuance of common stock upon exercise of stock options		(9,632)
Stock-based compensation		55,337
Comprehensive income:
Net income			151,740
Other Comprehensive Income (loss), net of tax			3,958
Payment of dividends
BALANCE, MARCH 31, 2016	(392,070)	36,059,833	498,768

19

Notes to Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

Number of consolidated subsidiaries and names of consolidated subsidiaries

Number of consolidated subsidiaries: 15

Names of major consolidated subsidiaries:IIJ-II, IIJ-EG, IIJ-GS, Trust Networks, Net Chart, hi-ho,

RYUKOSHA, IIJ-A, IIJ-Europe, IIJ-GS SGP and IIJ-GS China

1-2. Matters regarding equity method investees

Number and names of equity method investees

Number of equity method investees: 8

Names of major equity method investees: INTERNET MULTIFEED CO., Internet Revolution Inc. and Trinity Inc.

1-3. Significant accounting policies

(1) Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of Article 120-3-1 of Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provisions of the second sentence　of Article 120-1 of the Ordinance on Company Accounting as applied mutatis mutandis pursuant to the Article 120-3-3 of the said Ordinance on Company Accounting.

(2) Appraisal method and policy of assets

1). Securities

IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.

- Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive income of shareholders’ equity.

- Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)

2). Inventories

Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.

- Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.

- Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment

Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:

Buildings	20 years
Data communications, office and other equipment	2 to 20 years
Leasehold improvements	4 to 20 years
Construction other than buildings	4 to 20 years
Purchased software	5 to 7 years
Capitalized leases	4 to 6 years

(4) Leases

Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All the other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets

In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

20

(6) Goodwill and other intangible assets

Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

For those intangible assets of JPY3,416,913 thousand that have finite useful lives are amortized over 7 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance

Allowance for doubtful accounts

An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(8) Revenue Recognition

Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

(9) Income Tax

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

(10) Other significant accounting policies

1. Retirement and pension plans

In accordance to ASC715 “Compensation - Retirement Benefits”, pension and severance cost is accrued and recognized based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. The unrecognized net obligation at the date of initial application is being amortized using the straight-line method over 21 years. The unrecognized net actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over 14 years.

2. Consumption tax

Consumption tax is separately recorded.

3. Application of consolidated tax declaration

The company applied the consolidated tax declaration.

21

2. Changes in Presentation

There is nothing to report on this subject.

3. Notes to Consolidated Balance Sheet

Amount equivalent to accumulated depriciation and amortization of property and equipment: JPY 45,345,543 thousand.

4. Notes to Consolidated Statements of Shareholders’ Equity

(1) Number of shares issued and outstanding, as of March 31,2016

Class of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the ending of current period
Common Stock	46,701,000	10,400	―	46,711,400

(2) Dividend from surplus

(i) Amount of dividends paid

Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 26, 2015	Common stock	JPY 505,365 thousand	JPY 11	March 31, 2015	June 29, 2015
Board of Directors’ meeting held on November 9, 2015	Common stock	JPY 505,480 thousand	JPY 11	September 30, 2015	December 7, 2015

(ii) Dividends decleared during the year ended March 31, 2016 and to be paid during the next fiscal year.

Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 24, 2016	Common stock	Retained earning	JPY 505,480 thousand	JPY 11	March 31, 2016	June 27, 2016

(3) Class and number of common stock to be acquired by exercising stock acquisition rights outstanding, as of March 31,2016

	#1 Stock acquisition rights issued on July 14, 2011	#2 Stock acquisition rights issued on July 13, 2012	#3 Stock acquisition rights issued on July 11, 2013
Class and number of common stock to be acquired	Common stock 21,400 shares	Common stock 20,800 shares	Common stock 15,600 shares
	#4 Stock acquisition rights issued on July 10, 2014	#5 Stock acquisition rights issued on July 13, 2015
Class and number of common stock to be acquired	Common stock 23,400 shares	Common stock 30,200 shares

(4) Other Comprehensive Income

Other comprehensive Income includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

22

5. Notes to Financial Instruments

(1) Conditions of financial instruments

(i) The Company's policy for financial instruments

We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money.

(ii) Risks of financial instruments

- Account receivables are exposed to credit risks of customers.

- Available-for-sale equity securities are exposed to market volatility risks.

- Accounts payable are mostly due within one year.

- Lease obligations are associated with the finance lease transactions that intend to finance capital expenditures mainly related to network equipment.

(iii) Risk management for financial instruments

- The Company controls credit risk in accordance with its credit risk guideline

- The Company reviews the fair value of available-for-sale equity securities on a regular basis.

- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments

Book value, fair value and differences as of March 31, 2016 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:

(Unit: JPY thousands)

	Amount recognized in Consolidated Balance Sheet	Fair Value	Differences
(1) Cash and cash equivalents	19,569,095	19,569,095	-
(2) Accounts receivable	23,746,683	23,746,683	-
(3) OTHER INVESTMENTS
Available-for-sale equity securities	3,944,397	3,944,397	-
(4) Short-term borrowings	9,250,000	9,250,000	-
(5) Capital lease obligations – current	3,954,386	3,954,386	-
(6) Accounts payable – trade	13,906,703	13,906,703	-
(7) Accounts payable – other	1,497,767	1,497,767	-
(8) Capital lease obligations – current	7,779,367	7,658,987	120,380

(Notes)

1. Cash and cash equivalents, accounts receivable, short-term borrowings, capital lease obligations-current, accounts payable - trade and accounts payable - other are stated at book value, because they are short-term and their book values are approximately the same as their fair values.

2. Other investments

The fair values of available-for-sale securities are evaluated using quoted prices in active markets.

(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:

			(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	731,623	2,822,557	2,090,934
	Bond	100,300	113,550	13,250
	Other	1,002	1,008	6
	Total	832,925	2,937,115	2,104,190
Book value < Acquisition cost	Equity securities	1,089,526	1,007,282	(82,244)
	Bond	-	-	-
	Other	-	-	-
	Total	1,089,526	1,007,282	(82,244)
Total		1,922,451	3,944,397	2,021,946

(ii) There was no sales of available-for-sale securities in the fiscal year ended March 31, 2016.

23

3. Capital lease obligations-noncurrent

The balance of Capital lease obligations-noncurrent was calculated at the net present value of the future receipt amounts.

The future lease payments, including interest, as of March 31, 2016 were as follows:

				(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	4,142,275	3,074,461	2,326,311	1,394,337	1,224,410

4. Investment in Equity method investee (book value of JPY2,979,652 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5. Nonmarketable equity securities and others included in other investments (book value of JPY2,004,344 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6. Guarantee deposits (book value of JPY3,084,681 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1) Total shareholders’ equity per share: JPY 1,411.13

(2) Basic net income attributable to IIJ per share: JPY 87.88

7. Subsequent events

There is nothing to report on this subject.

24

Non-consolidated Balance Sheet

As of March 31, 2016

(Unit: JPY thousands)

Assets		Liabilities and Shareholders’ equity
Item	Amount	Item	Amount
[Current assets]	38,757,171	[Current liabilities]	29,221,834
Cash and bank deposits	10,593,825	Accounts payable	3,956,063
Accounts receivable	18,182,484	Short-term borrowings	9,250,000
Investment in lease	3,132,428	Short-term borrowings from affiliated companies	1,250,000
Merchandise	115,924	Accounts payable – other	6,166,183
Work in process	787,583	Capital lease obligations – current	3,721,995
Supplies	483,942	Accrued expense	618,882
Prepaid expenses	3,968,733	Accounts payable – fixed assets	1,444,509
Accounts receivable – other	894,865	Income taxes payable	950,709
Loans to affiliated companies	146,551	Deposits received	89,742
Deferred tax assets – current	358,679	Advance received	359,390
Other current assets	208,231	Deferred income	1,326,644
Allowance for doubtful accounts	(116,074)	Other current liabilities	87,717

[Fixed assets]	63,204,765	[Long-term liabilities]	12,549,510
<Property and equipment>	19,242,629	Deferred income – noncurrent	1,672,288
Land	532,997	Capital lease obligations – noncurrent	7,536,835
Buildings	511,806	Asset retirement obligations	546,347
Leasehold improvements	3,771,575	Long-term borrowings from affiliated companies	36,350
Construction other than buildings	1,160,770	Accrued pension and severance cost	2,076,925
Data communication equipment and office equipment	8,374,987	Accrued directors’ and company auditors’ retirement benefits	238,410
Assets under capital leases	24,539,255	Deferred tax liabilities – noncurrent	442,355
Construction in progress	1,634,727
Accumulated depreciation	(21,283,488)
<Intangible assets>	12,769,404	Total liabilities	41,771,344
Goodwill	1,544,954	[Shareholders’ equity]	58,059,356
Customer relationship	1,329,365	<Capital stock>	22,970,278
Telephone rights	4,764	<Capital surplus>	9,714,225
Software	9,808,486	Legal capital surplus	9,690,961
Assets under capital leases	81,835	Other capital surplus	23,264
<Investments and other assets>	31,192,732	<Earned surplus>	25,760,044
Investments in securities	4,575,456	Legal retained earnings	502,473
Money held in trust	1,906,047	Other retained earnings	25,257,571
Investments in affiliated companies	16,672,309	Reserve for advanced depreciation of fixed assets	335,074
Guarantee deposits	2,685,945	Retained earnings brought forward	24,922,497
Long-term advances	465,866	<Treasury stock>	(385,191)
Long-term prepaid expenses	4,448,353	[Valuation and translation adjustment]	1,928,634
Claims against insolvencies	42,009	Net unrealized gains on securities	1,928,634
Other investments	452,612	[Subscription rights to shares]	202,602
Allowance for doubtful accounts	(55,865)	Stock acquisition rights	202,602
		Total Shareholders’ equity	60,190,592
Total assets	101,961,936	Total liabilities and shareholders’ equity	101,961,936

25

Non-consolidated Statement of Income

(From April 1, 2015 through March 31, 2016)

(Unit: JPY thousands)

Item	Amount
[Total revenues]		105,176,238
[Total costs of revenues]		87,881,151
Gross margin		17,295,087
[Total sales and administrative expense]		14,073,135
Operating income		3,221,952
[Non-operating income]
Interest income	9,940
Dividends income	996,160
Commissions received	31,434
Royalty charge received	3,224
Gains on investments on anonymous association	293,117
Subsidies income	92,228
Other non-operating income	68,282	1,494,385
[Non-operating expenses]
Interest expense	178,658
Foreign exchange losses	126,791
Provision of allowance for doubtful accounts	35,547
Other non-operating expenses	32,807	373,803
Ordinary income		4,342,534
[Extraordinary income]
Gains on sales of investments in securities	23,766
Gains on sales of fixed assets	38,705
Other extraordinary income	7,568	70,039
[Extraordinary loss]
Losses on disposal of fixed assets	16,718
Losses on valuation of stocks of affiliated companies	311,250
Loss on valuation of investment securities	14,730
Other extraordinary loss	1,050	343,748
Income before income taxes		4,068,825
Income taxes -current		1,350,903
Income taxes -deferred		(166,149)
Net income		2,884,071

26

Non-consolidated Statement of Shareholders' Equity

(From April 1, 2015 through March 31, 2016)

(Unit: JPY thousands)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Earned Surplus
		Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Surplus	Other Earned Surplus		Total Earned Surplus
						Reserve for Advanced Depreciations of Fixed Assets	Earned Surplus Brought Forward
Balance, April 1, 2015	22,960,636	9,681,320	23,264	9,704,584	502,473	384,711	22,999,633	23,886,817
Changes in the term
Issuance of common stock upon exercise of stock options	9,642	9,641	-	9,641	-	-	-	-
Payment of dividends	-	-	-	-	-	-	(1,010,844)	(1,010,844)
Provision of reserve for advanced depreciation of fixed assets						(49,637)	49,637	-
Net income	-	-	-	-	-	-	2,884,071	2,884,071
Net changes other than shareholders’ equity	-	-	-	-	-	-	-	-
Total changes in the term	9,642	9,641	-	9,641	-	(49,637)	1,922,864	1,873,227
Balance, March31, 2016	22,970,278	9,690,961	23,264	9,714,225	502,473	335,074	24,922,497	25,760,044

	Shareholders’ Equity		Valuation and Translation Adjustments	Subscription Rights to Shares	Total Shareholders’ Equity
	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Holding Gains or Losses on Securities
Balance, April 1, 2015	(385,191)	56,166,846	2,165,405	166,538	58,498,789
Changes in the Term
Issuance of common stock upon exercise of stock options	-	19,283	-	-	19,283
Payment of dividends	-	(1,010,844)	-	-	(1,010,844)
Provision of reserve for advanced depreciation of fixed assets	-	-	-	-	-
Net income	-	2,884,071	-	-	2,884,071
Net changes other than shareholders’ equity	-	-	(236,771)	36,064	(200,707)
Total changes in the term	-	1,892,510	(236,771)	36,064	1,691,803
Balance, March 31, 2016	(385,191)	58,059,356	1,928,634	202,602	60,190,592

27

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities

Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.

Other securities:

Marketable Securities:

Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)

Non-Marketable Securities:

Stated at cost based on the moving average method.

Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories

Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

Merchandise and supplies: moving average method

Work in process: specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding asset under capital lease)

Straight-line method

Depreciable assets whose acquisition values are JPY 100 thousand or more but less than JPY 200 thousand are depreciated in equal installments over three years.

The useful lives of major depreciable assets are as specified below:

Buildings:	20 years
Plant and buildings facilities annexed:	4-20 years
Construction other than buildings:	4-20 years
Tool, machine, instrument and equipment:	2-20 years

(2) Intangible fixed assets (Excluding asset under capital lease)

Straight-line method

Internal-use software is amortized over the estimated useful lives (5 years).

Software used for services is amortized for either the amount based on total estimated revenues over the estimated useful lives (5-7 years) or equally allocated amount over the residual useful lives, whichever is larger.

Goodwill is amortized over 20 years and customer relationships are amortized over 19 years, which reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease

Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

28

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts

To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Accrued pension cost

To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term. Accounting methods used are as follows;

1) Method of attributing the estimated benefit obligation to periods

Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to periods up until the fiscal year under review on a benefit formula basis.

2) Amortization method of actuarial calculation differences

The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal term using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(3) Accrued directors’ and company auditors’ retirement benefits

To prepare for payment of retirement benefits to full time company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 28, 2011 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 28, 2011. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in Accrued directors’ and company auditors’ retirement benefits.

1-4. Standards for recording of sales and costs

(1) Standards for recording of sales and costs for financial lease transactions

Revenue and costs are recognized when lease receivable are received.

(2) Standards for recording of sales and costs for systems construction

1) Construction that commenced during the fiscal year ended March 31, 2016, provided the outcome of the construction activity is deemed certain

Percentage-of-completion method (Estimation of Percentage-of-completion is calculated under direct labor hour method.)

2) Other construction

Completed-contract method

1-5. Other significant accounting policies

(1) Consumption tax

Consumption tax is separately recorded.

(2) Application of consolidated tax declaration

The company applied the consolidated tax declaration.

29

2. Change in Presentation

There is nothing to report on this subject.

3. Notes to Non-Consolidated balance sheet

Monetary claims and liabilities to affiliated companies (Excluding monetary claims or liabilities presented separately)

Short-term monetary claims:	JPY	916,821	thousand
Long-term monetary claims:	JPY	227,717	thousand
Short-term monetary liabilities:	JPY	1,618,193	thousand

4. Notes to Non-Consolidated statement of income

Transactions with affiliated companies

Revenues:	JPY	3,867,556	thousand
Purchases:	JPY	15,357,048	thousand
Turnover from non-operating transactions:	JPY	47,378	thousand

5. Notes to Non-Consolidated statement of shareholders’ equity

Number of treasury stock as of March 31, 2016

Common stock 758,709 shares

6. Asset retirement obligations

(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2) Calculation method for asset retirement obligations

The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 15 year and branch offices to be 20 years based on the current office plan and with the discount rate estimated to be from 0.9% to 3.0%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3) Increase and decrease of asset retirement obligations as of March 31, 2016

Balance at beginning of the fiscal year:	JPY	521,106	thousand
Increase in relation to the acquisition of assets:	JPY	45,169	thousand
Decrease in relation to payments for execution of assets retirement obligations:	JPY	(31,321)	thousand
Other increases:	JPY	11,393	thousand
Balance at end of the fiscal year:	JPY	546,347	thousand

30

7. Deferred tax accounting

Major components of deferred tax assets and liabilities:

Deferred tax assets
Impairment loss on investment securities:	JPY	187,857	thousand
Accrued directors’ and company auditors’ retirement benefits :		72,953
Accrued pension and severance cost		635,539
Allowance for doubtful accounts		52,959
Impairment loss on investments in affiliated companies:		1,090,068
Loss on disposal of telephone rights:		47,477
Impairment loss of telephone rights:		18,873
Accrued enterprise taxes:		85,690
Deferred revenue:		48,442
Research and development cost:		13,231
Asset retirement obligations:		167,182
Depreciation:		179,743
Stock-based compensation:		61,996
Accrued rent payable:		155,585
Others:		319,970
Subtotal of deferred tax assets:		3,137,565
Valuation allowance:		(1,681,220)
Total of deferred tax assets:		1,456,345
Deferred tax liabilities:
Unrealized gain on other securities:		850,807
Customer Relationship:		407,575
Reserve for advanced depreciations of fixed assets:		148,168
Asset retirement obligation:		133,471
Total of deferred tax liabilities:		1,540,021
Net amount of deferred tax liabilities:	JPY	83,676	thousand

(2) Remeasurement of deferred tax assets and liabilities due to a change in income tax rate

In Japan, pursuant to the promulgation of “Partial Amendment of the Income Tax Act, etc.” (Act No. 15 of 2016) and “Partial Amendment of the local Tax Act, etc.” (Act No. 13 of 2016) on March 29, 2016, the corporate tax rate was reduced from the fiscal year beginning on or after April 1, 2016.

As a result, the effective statutory tax rates, which are used to measure deferred tax assets and deferred tax liabilities, was reduced to 30.9% from 32.3% for temporary differences that are expected to be reversed in the fiscal year, which starts on or after April 1, 2016, and to 30.6% from 32.3% for temporary differences that are expected to be reversed in the fiscal year, which starts on or after April 1, 2018.

Due to this change in the tax rate, deferred tax liabilities (net of deferred tax assets) at the end of the current fiscal term decreased by JPY 9,829 thousand, and deferred tax expense and net unrealized gain on securities at the end of the current fiscal term increased by JPY 37,438 thousand and JPY 47,267 thousand, respectively.

31

8. Notes regarding related party transactions

(1) Transactions with subsidiaries

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2015 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ-EG	Operation and monitoring of network systems, customer service support and call centers	100.0% (Direct owning)	Yes	Customer and supplier	Purchase related to systems integration	8,912,356 (Notes 2-1)	Accounts payable	85,858
								Accounts payable - other	974,866

(2) Transactions with other related company’s subsidiary

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2015 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Other related company’s subsidiary	NTT DOCOMO,INC	Telecommu- nications services	No	No	Customer and supplier	Mobile infra- structure service, operation and maintenance related to mobile services	9,300,140 (Notes 2-2)	Accounts Payable - other	1,374,399
Other related company’s subsidiary	NTT FINANCE CORPOTATION	Leasing services	No	No	Customer and lease equipment seller	purchase of lease equipment	1,138,550 (Notes 2-3)	Capital lease obligations	1,750,054

(Notes)

1. Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2016.

2. Terms and conditions of the above transactions:

1) The cost and other conditions of purchase are determined in the comparison by receiving an estimate for each project and in reference to the market price.

2) Data Connection charge is calculated and determined based on the cost and communication bandwidth under the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities.”

3) The cost and other conditions of purchase are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1) Shareholders’ equity per share: JPY 1,305.43

(2) Net income per share: JPY 62.77

10. Subsequent events

There is nothing to report on this subject.

32

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 20, 2016

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the notes to consolidated financial statements of Internet Initiative Japan Inc. (the “Company”) for the consolidated fiscal year from April 1, 2015 to March 31, 2016 in accordance with Article 444-4 of the Corporation Law.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements pursuant to the provisions of the second sentence of Article 120-1 of the Ordinance on Company Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of Article 120-1 of the Ordinance on Company Accounting as applied mutatis mutandis pursuant to the Article 120-3-3 of the said Ordinance on Company Accounting, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2016, and the results of their operations for the year then ended.

Interest

Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

33

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 20, 2016

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the notes to non-consolidated financial statements, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) for the fiscal year from April 1, 2015 to March 31, 2016(24th term) in accordance with Article 436-2-1 of the Corporation Law.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

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TRANSLATION

Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 24th fiscal year from April 1, 2015 to March 31, 2016. The Board of Company Auditors hereby reports as follows.

1.	Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
(1)	The Board of Company Auditors established auditing policy, auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors and etc., and also the Independent Auditor regarding the status of their duties, and sought explanations as necessary.
(2)	In compliance with the auditing standards for Company Auditors established by the Board of Company Auditors and based on the auditing policy and the assignment of duties, etc., each Company Auditor had taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as others, has endeavored to gather information and create an improved environment for auditing and conducted auditing with the following methods.

              i)   Each Company Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors, employees and others on the performance of their duties and sought explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices. As for the subsidiaries of the Company, each Company Auditor had taken steps to facilitate communication with the directors, company auditors and others of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary.

             ii)  Each Company Auditor periodically received reports from Directors, employees and others, sought explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the Business Report that the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and the system stipulated in Article 100-1 and 100-3 of the Enforcement Regulation of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

            iii)  Each Company Auditor monitored and verified whether the Independent Auditor maintained their independence and implemented appropriate audits, and received reports regarding the performance of their duties and sought explanations as necessary. In addition, the Company Auditors received notice from the Independent Auditor that “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Ordinance on the Company Accounting) is organized in accordance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) etc., and sought explanations as necessary.

Based on the above methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.	Audit Results

(1) Audit Results on the Business Report, etc.

              i)  In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

             ii)  With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

            iii)  In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2) Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are fair and reasonable.

(3) Results of Audit of the Consolidated Financial Statements

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are appropriate.

May 25, 2016

Board of Company Auditors

Internet Initiative Japan Inc

Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Chiaki Furuya	(seal)
Company Auditor	Masaki Okada	(seal)
Company Auditor	Masaaki Koizumi	(seal)

Note: Full-time Company Auditor, Kazuhiro Ohira and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2-16, and Article 335-3 of the Corporation Law.

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Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1:             Appropriation of Retained Earnings

The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial position, medium and long-term business expansion, future business investment and etc.

Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that the year-end dividend be distributed as follows.

When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal year ended March 31, 2016 will be JPY22 per share, including the interim dividend paid at the amount of JPY 11 per share in December 2015.

1. Type of dividend property

Cash

2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

JPY 11 per share of common stock of the Company

Total amount of Dividend Payment: JPY 505,479,601

3. Effective date of dividend payment

June 27, 2016

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Item 2: Election of Four (4) Directors

As the term of office of four (4) incumbent Directors Takeshi Kikuchi, Akihisa Watai, Yasurou Tanahashi and Shingo Oda will expire at the close of this ordinary general meeting of shareholders, it is proposed that four (4) Directors be reappointed.

The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and outside the Company		Number of Shares Owned
1	Takeshi Kikuchi April 27, 1959	Apr. 1983 Apr. 1996 July 1999 Oct. 2005 June 2010 Apr. 2016	Joined Itochu Corporation Temporarily transferred to the Company Joined IIJ Technology Inc. President and Representative Director of the same Senior Managing Director of the Company (Current position) Business Unit Director of the Company (Current position)	59,500
2	Akihisa Watai September 30, 1965	Apr. 1989 Aug. 1996 Feb. 2000 June 2004 Apr. 2010 Apr. 2015	Joined Sumitomo Bank, Ltd. (Currently, Sumitomo Mitsui Banking Corporation) Temporarily transferred to the Company Joined the Company Director and Chief Financial Officer of the Company Managing Director and Chief Financial Officer of the Company (Current position) Division Director of Financial Division of the Company (Current position)	12,200
3	Yasurou Tanahashi January 4, 1941	Apr. 1963 Apr. 2000 Apr. 2001 Apr. 2003 June 2004 May 2005	Joined Fuji Iron & Steel Co., Ltd. (Currently, Nippon Steel Corporation) President and Representative Director of Nippon Steel Information & Communication System Inc. (Currently, NS Solutions Corporation) President and Representative Director of NS Solutions Corporation Chairman and Representative Director of the same Director of the Company (Current position) Chairman of Japan Information Technology Services Industry Association	0
		< Important concurrent posts > Outside Director of SAN HOLDINGS, Inc.
4	Shingo Oda November 8, 1944	Apr. 1970 Feb. 2002 May 2005 June 2008	Joined Yokokawa Hewlett-Packard Company (Currently, Hewlett-Packard Japan, Ltd) Executive Vice President and Representative Director of Hewlett-Packard Japan, Ltd President and Representative Director of the same Director of the Company (Current position)	0
		< Important concurrent posts > Outside Director of IT Holdings Corporation

(Notes)

(a)	There is no special interest between the candidates and the Company.
(b)	Mr. Takeshi Kikuchi, a candidate for Director, is presently Business Unit Director of the Company. The Company proposes to appoint him as a candidate for Director to utilize his abundant business experience for the business strategy of the Company.
(c)	Mr. Akihisa Watai, a candidate for Director, is presently the CFO of the Company. The Company proposes to appoint him as a candidate for Director to utilize his abundant business experience for the financial strategy and the controls and procedures of the Company.
(d)	Mr. Yasurou Tanahashi is a candidate for Outside Director. He has established a prominent career as corporate management. Since he has abundant experience and profound knowledge of management, the Company proposes to reappoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be 12 years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Corporation law) with him which limits the liability provided for in Article 423, Paragraph 1 of the Corporation law to the higher of either JPY 10 million or the amount prescribed in Article 427, Paragraph 1 of the Corporation law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

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(e)	Mr. Shingo Oda is a candidate for Outside Director. He has established a prominent career as corporate managemanet. Since he has abundant experience and profound knowledge of management, the Company proposes to reappoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Corporation law) with him which limits the liability provided for in Article 423, Paragraph 1 of the Corporation law to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Corporation law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.
(f)	The Company appoints Mr. Yasurou Tanahashi and Mr. Shingo Oda as our independent Directors required to be secured by the Tokyo Stock Exchange. If Mr. Yasurou Tanahashi and Mr. Shingo Oda are reappointed as our Directors, we will continue to appoint them as our independent Directors.

Item 3:         Election of Three (3) Company Auditors

As the term of office of three (3) incumbent Company Auditors, Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi will expire at the close of this ordinary general meeting of shareholders, it is proposed that one (1) Company Auditor be reappointed and two (2) Company Auditors be elected.

The candidates for positions as Company Auditors are as follows:

Prior to the submission of this proposed item, we have already obtained the consent of the Board of Company Auditors.

Candidate No.	Name Date of Birth	Careers & Current Positions in and outside the Company		Number of Shares Owned
1	Kazuhiro Ohira December 26, 1957	Apr. 1980 Apr. 2008 June 2010	Joined The Dai-ichi Mutual Life Insurance Company (Currently, The Dai-ichi Life Insurance Company, Ltd.) General Manager of International Corporate Relations Department of the same Fulltime Company Auditor of the Company (Current position)	0
2	Yasuhiro Akatsuka February 10, 1947	Nov. 1972 Feb. 1982 Sep. 2011 Nov. 2012	Joined Deloitte Haskins & Sells (Currently, Deloitte Touche Tohmatsu LLC ) Admitted, Certified Public Accountant Resigned from Deloitte Touche Tohmatsu LLC Joined The Japanese Institute of Certified Public Accountants, senior technical staff of the same (Current Position)	0
		< Important concurrent posts > Outside Company Auditor of ICJ, Inc.
3	Takashi Michishita February 1, 1969	Apr. 1994 July 2002 July 2007 Aug. 2012	Admitted, Tokyo Bar Association, joined Asahi Law Office Partner of the same Partner of Nishimura & Asahi Partner of Nishimura & Asahi LPC (Current Position)	0

(Notes)

(a)	There is no special interest between the candidates and the Company.
(b)	Mr. Kazuhiro Ohira is a candidate for the Outside Company Auditor. Although he has not engaged in the management of a company other than being an Outside Company Auditor in the past, he is believed to execute the duties of the Outside Company Auditor properly with his extensive experience and profound knowledge of business management and internal control, therefore the Company proposes to appoint him as a candidate for the Outside Company Auditor. He is presently an Outside Company Auditor of the Company, and his total term of office as an Outside Company Auditor will be six (6) years at the close of this Ordinary General Meeting of Shareholders.
(c)	Mr. Yasuhiro Akatsuka is a candidate for Outside Company Auditor. Although he has not engaged in company-management other than being an Outside Company Auditor, he is believed to execute the duties of an Outside Company Auditor properly with his professional career as a Certified Public Accountant and profound knowledge of finance, therefore the Company proposes to appoint him as a candidate for the Outside Company Auditor. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Corporation law) with him which limits the liability provided for in Article 423, Paragraph 1 of the Corporation law to the higher of either JPY 10 million or the amount prescribed in Article 427, Paragraph 1 of the Corporation law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Company Auditor, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Company Auditor.

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(d)	Mr. Takashi Michishita is a candidate for Outside Company Auditor. He is believed to execute the duties of an Outside Company Auditor properly with his professional career as a lawyer and profound knowledge of legal matters, the Company proposes to appoint him as a candidate for the Outside Company Auditor. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Corporation law) with him which limits the liability provided for in Article 423, Paragraph 1 of the Corporation law to the higher of either JPY 10 million or the amount prescribed in Article 427, Paragraph 1 of the Corporation law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Company Auditor, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Company Auditor.
(e)	The Company will appoint Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as our independent Auditors required to be secured by the Tokyo Stock Exchange if Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita are elected as our Company Auditors.

Item 4:             Payment of Retirement Allowances Due to the Abolition of the Retirement Allowance Plan for Company Auditors

On May 25, 2016, the Company’s Board of Directors resolved that the Company will abolish its retirement allowance plan for Company Auditors upon the closing of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes to grant a retirement allowance to Chiaki Furuya, a current Full-time Company Auditor of the Company, and Kazuhiro Ohira, who shall be re-elected as a Full-time Company Auditor if Item 3 is approved as proposed, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of this Ordinary General Meeting of Shareholders. The payment of each of the retirement allowances will be made within the range of a reasonable amount in accordance with the Company’s established rules.

Furthermore, the Company proposes that the determination of the specific amount, timing, method of payment, etc., of the allowances to the aforementioned Company Auditors be left to the deliberation of the Company Auditors.

The Company abolished its retirement allowance plan for Directors upon the closing of the 19th Ordinary General Meeting of Shareholders on June 28, 2011.

The respective career summaries of the aforementioned Company Auditors are as follows:

Name	Career Summary
Kazuhiro Ohira	June 2010 Full-time Company Auditor of the Company (Current Position)
Chiaki Furuya	June 2013 Full-time Company Auditor of the Company (Current Position)

END

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